OMS Energy Technologies Inc.

10 Gul Circle
Singapore 629566

February 26, 2025

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn: Inessa Kessman, Robert Littlepage, Aliya Ishmukhamedova and Mitchell Austin

Re:	OMS Energy Technologies Inc. Amendment No. 5 to Registration Statement on Form F-1 Filed February 13, 2025 File No. 333-282986

Dear Sir or Madam,

This letter is in response to your letter on February 24, 2025, in which you provided comments to the Amendment No. 5 to Registration Statement on Form F-1 (the “Registration Statement”) of OMS Energy Technologies Inc. (the “Company”) filed with the U.S. Securities and Exchange Commission on February 13, 2025. On the date hereof, the Company has filed an amendment to the Registration Statement (“F-1/A6”). We set forth below in bold the comments in your letter relating to the Registration Statement followed by our responses to the comments.

Amendment No. 5 to Registration Statement on Form F-1

Prospectus Summary, page 1

1.	We note your response to prior comment 1. Please disclose the specific monetary effects of the differences in basis of accounting and the impact to revenue, gross margin, and net profit. This disclosure should immediately follow the fluctuation discussion.

RESPONSE: We respectfully advise the staff that we have revised our disclosure on pages 2 and 3 of the F-1/A6 to disclose the specific impacts to revenue, gross profit and gross profit margin, and net profit. We have further revised our disclosure on pages 66 and 67 of the F-1/A6 to ensure such impacts are disclosed immediately following the fluctuation discussion under the Management Discussion and Analysis section.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ How Meng Hock
Chief Executive Officer